77M0: Mergers - Exhibit

On January 25, 2013, International Equity acquired all of the net assets of Neuberger Berman International Fund (International) pursuant to a plan of reorganization and termination approved by the Board. The purpose of the transaction was to combine two funds managed by Management with comparable investment objectives and strategies. The merger was accomplished by a tax-free exchange of: 8,195,935 shares of the Investor Class of International Equity (valued at $147,786,970) for the 8,195,935 shares of the Investor Class of International outstanding on January 25, 2013; 5,867,925 shares of the Trust Class of International Equity (valued at $117,673,918) for the 5,867,925 shares of the Trust Class of International outstanding on January 25, 2013; 340,582 shares of Class A of International Equity (valued at $6,829,665) for the 340,582 shares of Class A of International outstanding on January 25, 2013;
and 32,947 shares of Class C of International Equity (valued at $657,940) for the 32,947 shares of Class C of International outstanding on January 25, 2013. Internationals aggregate net assets at that date ($272,948,493, including investments with a cost of $204,366,702 and $52,807,215 of net unrealized appreciation) were combined with those of International Equity ($541,261,827). The combined net assets of International Equity immediately after the merger were $814,210,320.